PURECYCLE TECHNOLOGIES, INC.

5950 Hazeltine National Drive, Suite 650

Orlando, Florida 32822

June 30, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Adams

Re:  PureCycle Technologies, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-257423)

(the “Registration Statement”)

Dear Ms. Murphy:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00pm on July 1, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

PURECYCLE TECHNOLOGIES, INC.

By:	/s/ Brad Kalter
Name:	Brad Kalter
Title:	General Counsel and Corporate Secretary